Kevin F. Barrett
Admitted in California, Washington, New York,
Colorado, Utah, Massachusetts and District of Columbia
Direct Dial: (916) 930-2593
E-mail: kevin.barrett@bullivant.com

May 9, 2008

Via EDGAR and Federal Express

Mr. Sean Donahue
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-7010

Re:	Golden Phoenix Minerals, Inc.
Registration Statement on Form S-1
Filed February 28, 2008
File No. 333-149420

Dear Mr. Donahue:

On behalf of Golden Phoenix Minerals, Inc. (“Golden Phoenix”), we are filing this pre-effective amendment no. 2 (“Amendment”) to Golden Phoenix’s registration statement on Form S-1 originally filed with the Commission on February 28, 2008.  This Amendment is being filed in response to the Staff's comment letter dated April 22, 2008 and to update other information.  We are including a courtesy marked copy (to the extent possible) of the Amendment indicating the changes made thereon from the most recent filing of April 4, 2008 (the pre-effective amendment no. 1 filing).  Each of our responses in this letter will be provided in the order of the comments raised by the Staff's April 22, 2008 letter.

Registration Statement on Form S-1

General

1.
Please note that pursuant to Rule 310 of Regulation S-T, your next amendment and any other amendment amendments to the registration must be marked to identify paragraphs where changes were made and filed on EDGAR.  The marked copy that is filed electronically is in addition to the unmarked copy that you file.

RESPONSE:

Golden Phoenix has complied with this comment and a marked copy is enclosed.

Mr. Sean Donahue
May 9, 2008

2.
We note that you have provided a price range in connection with the shares to be sold by the company and are relying on Rule 430A with respect to disclosure of the offering price.  Please provide the undertaking required by Item 512(i) of Regulation S-K.  Please confirm your understanding that you will need to file a prospectus supplement or post-effective amendment to include the offering price.

RESPONSE:

Added the following two new paragraphs (a)(2) and (3) to “Item 17 Undertakings…. The undersigned registrant hereby undertakes that:”

(2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.”

Further, Golden Phoenix confirms that it will need to file a prospectus supplement or post-effective amendment to include the offering price.

3.
Please tell us how you intend to offer the 18,000,000 shares to be sold directly by the company.  Disclose the persons who will offer and sell these securities.  Tell us whether these persons are registered broker-dealers or the exemption relied upon for not registering as broker-dealers.  Provide this disclosure on the cover page of the prospectus and in the “Plan of Distribution” section.

RESPONSE:

Added to the cover page:

“These shares will be offered directly by the officers and directors of the Company.”

Added to the “Plan of Distribution” section:

Mr. Sean Donahue
May 9, 2008

“These shares will be offered directly by the officers and directors of the Company.  None of the officers and directors are registered broker-dealers, and they are relying upon Rule 3a4-1 of the Exchange Act as an exemption from registering as broker-dealers.”

The exemption relied upon is Rule 3a4-1 of the Exchange Act, Associated Persons of an Issuer Deemed Not to be Brokers.  Also, note that the number of shares offered by Golden Phoenix is now 45,000,000.

Disclosure Regarding Forward Looking Statements, page 2

4.	The safe harbors provided by Section 21E of the Exchange Act and Section 27A of the Securities Act are not available for penny stock issuers. Please delete the reference to these sections.

RESPONSE:

These references have been deleted.

Additional Revisions

The offering amount has been increased to 46,190,580 shares from 19,190,580 shares and the bottom price range has been revised from $0.21 to $0.17.  The Fee Table, Prospectus Summary and the second to last Risk Factor have been revised accordingly.

Closing Comments

We hope that the foregoing addresses all of the Staff’s comments contained in its letter of April 22, 2008.  Once the Staff has no further comments, Golden Phoenix would like to be in the position to seek effectiveness on its Form S-1/A2 Registration Statement.

Very truly yours,

/s/ Kevin F. Barrett
Kevin F. Barrett
KFB:mf
Enclosures
cc:        David A. Caldwell, Golden Phoenix Minerals, Inc.